As filed with the Securities and Exchange Commission on April 19, 2002
Registration No. 333-_________

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM S-8
REGISTRATION STATEMENT UNDER
THE SECURITIES ACT OF 1933

FIRST FINANCIAL BANCORP.
(Exact name of registrant as specified in its charter)

Ohio (State or other jurisdiction of incorporation or organization)	31-1042001 (I.R.S. Employer Identification No.)

Third and High Streets
Hamilton, Ohio 45011
(513) 867-4700
(Address, including zip code, of registrant’s principal executive office)

FIRST FINANCIAL BANCORP.
THRIFT PLAN AND TRUST
(Full title of the plan)

C. Douglas Lefferson
Senior Vice President and Chief Financial Officer
Third and High Streets
Hamilton, Ohio 45011
(513) 867-4700
(Name, address including zip code, and telephone number including area code, of agent for service)

Please send copies of all communications to:

Neil Ganulin, Esq.
Frost Brown Todd LLC
2200 PNC Center
201 East Fifth Street
Cincinnati, Ohio 45202
(513) 651-6800

CALCULATION OF REGISTRATION FEE

		Proposed maximum
Title of securities	Amount to be	offering price	Proposed maximum	Amount of
to be registered	registered(1)	per share(2)	aggregate offering price	registration fee

Common shares, without par value	1,500,000	$18.565	$27,847,500.00	$2,562.00

(1)	The number of shares being registered represents additional shares of registrant’s common shares authorized for issuance under the First Financial Bancorp. Thrift Plan and Trust. Pursuant to Rule 416(a), this registration statement also covers additional common shares to be offered or issued to prevent dilution resulting from stock splits, stock dividends or similar transactions.

(2)	Estimated in accordance with Rule 457(c) pursuant to Rule 457(h)(1), based upon the average of the high and low prices per share on the Nasdaq National Market on April 15, 2002 solely for the purpose of calculation of the registration fee.

Pursuant to Rule 416(c), this registration statement also covers an indeterminate amount of interests to be offered or sold pursuant to the employee benefit plan described herein.

Part I

INFORMATION REQUIRED IN THE SECTION 10(a) PROSPECTUS

Item 1. Plan Information.*

     The documents containing the information specified in Part I will be delivered in accordance with Rule 428(b)(1) under the Securities Act of 1933, as amended (the “Securities Act”). Such documents are not required to be, and are not, filed with the Securities and Exchange Commission (the “Commission”), either as part of this Registration Statement or as prospectuses or prospectus supplements pursuant to Rule 424 under the Securities Act. These documents, and the documents incorporated by reference in this Registration Statement pursuant to Item 3 of Part II of this Form S-8, taken together, constitute a prospectus that meets the requirements of Section 10(a) of the Securities Act.

Item 2. Registrant Information and Employee Plan Annual Information.*

     Upon written or oral request, any of the documents incorporated by reference in Item 3 of Part II of this Registration Statement, which are also incorporated by reference in the Section 10(a) prospectus, other documents required to be delivered to eligible participants pursuant to Rule 428(b), or additional information about the First Financial Bancorp. Thrift Plan and Trust (the “Plan”) will be available without charge by contacting Michael R. O’Dell, Corporate Secretary, 300 High Street, P.O. Box 476, Hamilton, Ohio 45011, telephone number (513)867-4700.

*	Information required by Part I of Form S-8 to be contained in the Section 10(a) Prospectus is omitted from this Registration Statement in accordance with Rule 428 under the Securities Act of 1933, as amended, and the Note to Part I of Form S-8.

I-1

Part II
INFORMATION REQUIRED IN THE REGISTRATION STATEMENT

Item 3. Incorporation of Certain Documents by Reference

     The following documents have been filed by First Financial Bancorp. (the “Company”) with the Commission (File No. 0-12379) and are incorporated herein by reference:

•	The Company’s Annual Report on Form 10-K for the year ended December 31, 2001.

•	The Annual Report on Form 11-K of the First Financial Bancorp. Thrift Plan and Trust for the year ended December 31, 2000.

     The Company’s common shares are registered under Section 12 of the Securities Exchange Act of 1934 (the “Exchange Act”). The description of such class of securities is set forth in Item 4, Description of Capital Stock, below.

     All documents subsequently filed by the Company pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act (the “Subsequently Filed Documents”), prior to the filing of a post-effective amendment which indicates that all securities offered have been sold or which deregisters all securities then remaining unsold, shall be deemed to be incorporated by reference in this Registration Statement and to be a part of this Registration Statement from the date of filing such documents.

     Any statement contained in this Registration Statement or in a document incorporated by reference in this Registration Statement shall be deemed to be modified or superseded for purposes of this Registration Statement to the extent that a statement contained in this Registration Statement or in any Subsequently Filed Document modifies or supersedes such statement. Any such modified or superseded statement shall not be deemed, except as so modified or superseded, to constitute a part of this Registration Statement.

     The Company will provide without charge, upon written or oral request, to each person to whom a copy of this Registration Statement is delivered, a copy of any or all of the documents incorporated by reference herein, not including exhibits to such documents. Requests for such copies should be directed to Michael R. O’Dell, Corporate Secretary, First Financial Bancorp., 300 High Street, P.O. Box 476, Hamilton, Ohio 45011, telephone number (513) 867-4700.

Item 4. Description of Capital Stock

     The following summary of the capital stock of the Company does not purport to be complete and is subject to, and is qualified in its entirety by, applicable provisions of the Ohio General Corporation Law, the Company’s Articles of Incorporation, as amended (the “Articles”), the Company’s Amended and Restated Regulations (the “Regulations”) and the Company’s Rights Agreement, as amended (the “Rights Agreement”).

Authorized Common Shares

     The total authorized shares of capital stock of the Company consist of 160,000,000 common shares, without par value (“Common Shares” or, individually, a “Common Share”). At the close of business on April 5, 2002, approximately 46,317,661 Common Shares were issued and outstanding. The remaining authorized but unissued Common Shares may be issued upon authorization of the Board of Directors without prior shareholder approval.

Rights of Holders of Common Shares; Election of Board of Directors

     Each holder of Common Shares is entitled to cast one vote for each Common Share held of record on all matters submitted to a vote of shareholders, including the election of directors. The Board of Directors is divided into three classes as nearly equal in size as the total number of directors constituting the Board permits. The number of directors may be fixed or changed from time to time by the shareholders or the directors as discussed below, but, in any event, can be no less than nine and no more than twenty-five. The Company’s directors are elected to three-year terms, with the term of office of one class expiring each year. Shareholders of the Company annually elect only one of the three classes. This method of election could be considered an impediment for a takeover of control of the Company by third parties.

     The size of the Board can be increased or decreased at any time by: (a) the affirmative vote of two-thirds of the whole authorized number of directors, or (b) the affirmative vote of the holders of at least two-thirds of the outstanding voting power of the Company at a meeting of shareholders, at which a quorum is present, called for the purpose of electing directors. The Company’s Board of Directors may not, under provisions of the Regulations, increase the authorized number of directors by more than three positions during any period between annual meetings.

     Holders of Common Shares are entitled to participate equally in dividends or other distributions when, as and if declared by the Board of Directors out of funds legally available therefor. Subject to certain regulatory restrictions, dividends may be paid in cash, property or Common Shares, unless the Company is insolvent or the dividend payment would render it insolvent.

     As permitted by law, the Articles provide that the holders of Common Shares do not have preemptive rights or the right to exercise cumulative voting in the election of directors.

Limitations on Change in Control

     In addition to the classification of the Board of Directors as discussed above, the following provisions of the Articles and Ohio law might have the effect of delaying, deferring or preventing a change in control of the Company and would operate only with respect to an extraordinary corporate transaction, such as a merger, reorganization, tender offer, sale or transfer of assets or liquidation involving the Company and certain persons described below.

     Ohio law provides that the approval of two-thirds of the voting power of a corporation is required to effect mergers and similar transactions, to adopt amendments to the articles of incorporation of a corporation and to take certain other significant actions. Although under Ohio law the articles of incorporation of a corporation may permit such actions to be taken by a vote that is less than two-thirds (but not less than a majority), the Articles do not contain such a provision. The two-thirds voting requirement tends to make approval of such matters, including further amendments to the Articles, relatively difficult, and a vote of the holders of in excess of one-third of the outstanding Common Shares of the Company would be sufficient to prevent implementation of any of the corporate actions mentioned above.

     Ohio, the state of the Company’s incorporation, has enacted Ohio Revised Code Section 1701.831, a “control share acquisition” statute. The control share acquisition statute basically provides that any person acquiring shares of an “issuing public corporation” (which definition the Company meets) in any of the following three ownership ranges must seek and obtain shareholder approval of the acquisition transaction that first puts such ownership within each such range: (i) more than 20% but less than 33 1/3%; (ii) 33 1/3% but not more than 50%; and (iii) more than 50%.

     The purpose of the control share acquisition statute is to give shareholders of Ohio corporations a reasonable opportunity to express their views on a proposed shift in control, thereby reducing the coercion inherent in an unfriendly takeover. The provisions of the control share acquisition statute grant to the shareholders of the Company the assurance that they will have adequate time to evaluate the proposal of the acquiring person, that they will be permitted to vote on the issue of authorizing the acquiring person’s purchase program to go forward in the same manner and with the same proxy information that would be available to them if a proposed merger of the Company were before them and, most importantly, that the interests of all shareholders will be taken into account in connection with such vote and the probability will be increased that they will be treated equally regarding the price to be offered for their Common Shares if the implementation of the proposal is approved.

     The control share acquisition statute applies not only to traditional offers but also to open market purchases, privately negotiated transactions and original issuances by an Ohio corporation, whether friendly or unfriendly. The procedural requirements of the control share acquisition statute could render approval of any control share acquisition difficult in that the transaction must be authorized at a special meeting of shareholders, at which a quorum is present, by the affirmative vote of the majority of the voting power represented and by a majority of the portion of such voting power excluding interested shares. Any corporate defense against persons seeking to acquire control may have the effect of discouraging or preventing offers which some shareholders might find financially attractive. On the other hand, the need on the part of the acquiring person to convince the shareholders of the Company of the value and validity of the offer may cause such offer to be more financially attractive in order to gain shareholder approval.

     Ohio has also enacted Chapter 1704, a “merger moratorium” statute. The merger moratorium statute provides that, unless a corporation’s articles of incorporation or regulations otherwise provide, an “issuing public corporation” (which definition the Company meets) may not engage in a “Chapter 1704 transaction” for three years following the date on which a person acquires more than 10% of the voting power in the election of directors of the issuing corporation, unless the Chapter 1704 transaction is approved by the corporation’s board of directors prior to such voting power acquisition. A person who acquires such voting power is an “interested shareholder”, and “Chapter 1704 transactions” involve a broad range of transactions, including mergers, consolidations, combinations, liquidations, recapitalizations and other transactions between an issuing public corporation and an interested shareholder if such transactions involve 5% of the assets or shares of the issuing public corporation or 10% of its earning power. After the initial three year moratorium, Chapter 1704 prohibits such transactions absent approval by disinterested shareholders or the transaction meeting certain statutorily defined fair price provisions. One significant effect of Chapter 1704 is to encourage a person to negotiate with the board of directors of a corporation prior to becoming an interested shareholder.

     Ohio also has enacted a “greenmailer disgorgement” statute which provides that a person who announces a control bid must disgorge profits realized by that person upon the sale of any equity securities within 18 months of the announcement.

     In addition, Ohio Revised Code Section 1701.59 provides that, in determining what a director reasonably believes to be in the best interests of the corporation, such director may consider, in addition to the interests of the corporation’s shareholders, any of the interests of the corporation’s employees, suppliers, creditors and customers, the economy of the State of Ohio and the United States, community and societal considerations and the long-term as well as the short-term interests in the corporation and its shareholders, including the possibility that these interests may be best served by the continued independence of the corporation.

     The overall effect of these statutes may be to render more difficult or discourage the removal of incumbent management or the assumption of effective control by other persons.

The Company’s Shareholder Rights Plan

     Each Common Share issued includes one “right” (the “Right”). Under the “shareholders rights plan” pursuant to the Rights Agreement, the Rights actually will be distributed only if one or more of certain designated actions involving the Common Shares occur. In the event of such a distribution, each Right would entitle a holder of Common Shares to purchase, at an exercise price as set forth in the shareholders rights plan, share or shares of the Company. In addition, upon the occurrence of certain other events, each Right holder would be entitled to receive common stock of any acquiring company worth two times the exercise price of the Right.

     The adoption of the Rights plan by the Company has no financial effect on the Company, is not dilutive to holders of Common Shares, is not taxable to the Company or to its shareholders and will not change the way in which the Common Shares are traded. Rights are not exercisable until distributed, and all Rights will expire at the close of business on December 6, 2003, unless earlier redeemed by the Company. The issuance of Rights, however, may have certain anti-takeover effects and possible disadvantages. The Rights will cause substantial dilution to a person or a group who attempts to acquire the Company or a significant Common Share ownership interest without conditioning the offer on the Rights being redeemed or a substantial number of Rights being acquired. Accordingly, an acquiring entity might decide not to acquire the Company or such an interest even though individual shareholders may view such an acquisition favorably. In addition, to the extent that issuance of the Rights discourages takeovers that would result in a change in the Company’s management or Board of Directors, such a change would be less likely to occur. The Board of Directors believes, however, that the advantages of discouraging potentially discriminatory and abusive takeover practices outweigh any potential disadvantages of the Rights. The Rights should not interfere with any merger or any business combination approved by the Board of Directors. The Rights are designed to protect shareholders against unsolicited attempts to acquire control of the Company, whether through accumulation of Common Shares in the open market or partial tender offers that do not offer a fair price for all shareholders.

Item 5. Interests of Named Experts and Counsel.

     Not Applicable.

Item 6. Indemnification of Directors and Officers.

     The Ohio General Corporation Law allows a corporation under certain circumstances to indemnify its directors, officers, employees and agents. Generally, whether by the Articles or the Regulations or by statute, the indemnification provisions in the Ohio General Corporation Law permit the Company to pay expenses, including attorney’s fees, judgments, fines and amounts paid in settlement, actually and reasonably incurred in the defense of any pending or threatened suit. To the extent that a director, officer, employee or agent has been successful on the merits or otherwise in defense of certain actions, suits or proceedings, the statute requires the Company to pay expenses, including attorney’s fees, actually and reasonably incurred by such director, officer, employee or agent in connection with the action, suit or proceeding.

     With respect to permissive indemnification, the determination of the right of indemnification is made by a quorum of disinterested directors not involved in such a pending matter and, if they are unable to make such determination, then such determination is made by independent legal counsel, the Company’s shareholders or by the Butler County, Ohio, Court of Common Pleas. The statute does not allow indemnification of an officer or director where such person has been adjudicated negligent or guilty of misconduct. Additionally, such officer or director must have acted in good faith or had no reason to believe such officer’s or director’s conduct was unlawful to be indemnified.

     The statute provides that indemnification pursuant to its provisions is not exclusive of other rights of indemnification to which a person may be entitled under a corporation’s articles of incorporation, regulations, any agreement, a vote of shareholders or disinterested directors or otherwise.

     The foregoing discussion is necessarily subject to the complete text of Section 1701.13(E), which provides for indemnification of directors, officers and other parties in certain circumstances, and is qualified in its entirety by reference thereto.

     In general, the Articles and the Regulations provide that the Company shall indemnify all persons whom it may indemnify to the full extent permitted by Ohio law.

Item 7. Exemption from Registration Claimed.

     Not applicable.

Item 8. Exhibits.

     The Exhibits filed as part of this Registration Statement are described in the Exhibit Index included in this filing.

     The undersigned registrant hereby undertakes that it has submitted the Plan to the Internal Revenue Service (“IRS”) and has made or will make all changes required by the IRS in order to qualify the Plan.

Item 9. Undertakings.

     (1)  The undersigned registrant hereby undertakes:

(a)	To file, during any period in which offers or sales of the securities registered hereunder are being made, a post-effective amendment to this registration statement:

(i)	To include any prospectus required by Section 10(a)(3) of the Securities Act;

(ii)	To reflect in the prospectus any facts or events arising after the effective date of this registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement; and

(iii)	To include any material information with respect to the plan of distribution not previously disclosed in this registration statement or any material change to such information in the registration statement;

Provided, however, that the undertakings in clauses (i) - (ii) hereof will not apply if the information required to be included in a post-effective amendment by those clauses is contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to Section 13 or Section 15(d) of the Exchange Act that are incorporated by reference in this registration statement;

(b)	That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof; and

(c)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(2)	The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)	Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant, the registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issues.

SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the Company certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-8 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Hamilton and State of Ohio, on the 10th day of April, 2002.

FIRST FINANCIAL BANCORP.

By: /s/ C. Douglas Lefferson C. Douglas Lefferson Senior Vice President and Chief Financial Officer

     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the date indicated.

Signature and Date	Title/Office

/s/ Stanley N. Pontius	Principal Executive Officer:

Stanley N. Pontius	President, Chief Executive Officer and Director

Date: April 11, 2002

/s/ Barry J. Levey Barry J. Levey*	Chairman of the Board and Director

/s/ C. Douglas Lefferson	Principal Financial Officer:
C. Douglas Lefferson	Senior Vice President and Chief Financial Officer

Date: April 10, 2002

/s/ J. Franklin Hall	Principal Accounting Officer:

J. Franklin Hall	Vice President and Controller

Date: April 10, 2002

/s/ Richard L. Alderson Richard L. Alderson*	Director

/s/ Martin J. Bidwell Martin J. Bidwell*	Director

/s/ Donald M. Cisle Donald M. Cisle*	Director

Signature and Date	Title/Office

/s/ Dan R. Dalton Dan R. Dalton*	Director

/s/ Corinne R. Finnerty Corinne R. Finnerty*	Director

/s/ Carl R. Fiora Carl R. Fiora*	Director

/s/ James C. Garland James C. Garland*	Director

/s/ Murph Knapke Murph Knapke*	Director

/s/ Bruce E. Leep Bruce E. Leep*	Director

/s/ Stephen S. Marcum Stephen S. Marcum*	Director

/s/ Stephen C. Posey Stephen C. Posey*	Director

/s/ Barry S. Porter Barry S. Porter*	Director

/s/ Perry D. Thatcher Perry D. Thatcher*	Director

* /s/ Janie McCauley Janie McCauley, as attorney-in-fact Date: April 10, 2002

     Pursuant to the requirements of the Securities Act of 1933, the trustees (or other persons who administer the employee benefit plan) have duly caused this Registration Statement to be signed on its behalf by the undersigned, thereto duly authorized, in the City of Hamilton, State of Ohio, on April 5, 2002.

FIRST FINANCIAL BANCORP. THRIFT PLAN AND TRUST

By: /s/ Betty S. Irvine Betty S. Irvine

EXHIBIT INDEX

Exhibit	Description

4.1	The Company’s Articles of Incorporation, as amended as of April 27, 1999, is hereby incorporated by reference to Exhibit 3 to the Company’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 1999.

4.2	The Company’s Amended and Restated Regulations is hereby incorporated by reference to Exhibit 3(b) to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 1997.

4.3	Rights Agreement dated as of November 23, 1993 between the Company and First National Bank of Southwestern Ohio is hereby incorporated by reference to Exhibit (4) to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 1998.

4.4	Amendment No. 1 to the Rights Agreement dated as of May 1, 1998 between the Company and First National Bank of Southwestern Ohio is hereby incorporated by reference to Exhibits 4.1 and 10.2 to the Company’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 1998.

5.*	Opinion and consent of Frost Brown Todd LLC.

23.1*	Consent of Frost Brown Todd LLC (contained in Exhibit 5)

23.2*	Consent of Ernst & Young LLP

24*	Powers of Attorney

*     Filed herewith.